8 April 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 170,000 Reed Elsevier PLC ordinary shares at a price of 755.1013p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 71,002,714 ordinary shares in treasury, and has 1,191,262,893 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 13,517,800 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 100,000 Reed Elsevier NV ordinary shares at a price of €12.7245 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 44,405,406 ordinary shares in treasury, and has 684,648,078 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 7,792,319 shares.